Exhibit 99.1

Sprott Asset Management ENTERS INTO AGREEMENT WITH URANIUM PARTICIPATION CORPORATION to form the Sprott Physical Uranium Trust

TORONTO, April 28, 2021 - Sprott Inc. (“Sprott”) (NYSE/TSX: SII) announced today that Sprott Asset Management LP (“Sprott Asset Management”), a wholly-owned subsidiary of Sprott has entered into a definitive agreement with Uranium Participation Corporation (“UPC”) (TSX: U) pursuant to which UPC shareholders will become unitholders of the Sprott Physical Uranium Trust (the “Trust”), a newly-formed entity managed by Sprott Asset Management.

UPC is the world’s largest publicly traded investment vehicle providing investors an opportunity to gain exposure to the price of uranium, outside of a traditional mining company, through holdings of physical uranium in the form of uranium oxide in concentrates ("U3O8") and uranium hexafluoride ("UF6").  At the end of March 2021, UPC reported holding 16,269,658 pounds U3O8 and 300,000 KgU as UF6, with a then market value of approximately C$665 million.

“Sprott Asset Management currently manages four physical commodity funds with approximately US$12 billion in assets under management,” said John Ciampaglia, CEO of Sprott Asset Management. “We believe our global brand, fund marketing experience, and client base of more than 200,000 investors will improve trading liquidity and grow UPC’s asset base during what we believe is the start of a bull market for physical uranium.”

“All current Sprott Physical Trusts are listed on both the Toronto Stock Exchange and the NYSE Arca and, upon completion of this transaction, one of our primary objectives is to seek a dual listing for the Trust, in order to increase its profile with U.S. and international investors. We are also pleased to announce that WMC Energy will act as Technical Advisor to assist us in the management of the Trust,” added Mr. Ciampaglia.

“This transaction is important to Sprott as it demonstrates the significant value that we can bring to our shareholders and clients in managing mineral commodities in areas adjacent to our traditional precious metal expertise,” added Peter Grosskopf, CEO of Sprott.

Transaction Details

Pursuant to a plan of arrangement under the Business Corporations Act (Ontario) each UPC common share will be exchanged for one unit of the newly-formed Trust or, at the election of UPC shareholders that are Canadian residents for tax purposes, one exchangeable share of a Canadian subsidiary of the Trust, which will be exchangeable into one unit of the Trust, and UPC will become a wholly-owned subsidiary of the Trust. The Trust will be managed by Sprott Asset Management and WMC Energy, a global commodities merchant with significant experience in the nuclear fuel cycle, will advise and assist with all matters involving physical uranium.

The transaction is expected to close in the late second or early third quarter of 2021, subject to satisfaction of customary conditions, including receipt of regulatory, securities commission and stock exchange approvals, Ontario court approval and approval by the common shareholders of UPC.

The definitive agreement provides for, among other things, customary representations, warranties and covenants, including customary non-solicitation covenants and a “fiduciary out” that allows the UPC board to terminate the definitive agreement to accept a superior proposal in customary circumstances, subject to a “right to match” in favor of Sprott Asset Management and payment by UPC of a termination fee of up to C$3.0 million to Sprott Asset Management. Sprott Asset Management has agreed to reimburse UPC up to C$1.0 million, other than in certain limited circumstances, for out-of-pocket expenses incurred by UPC in connection with the transaction, to fund the payment of the termination fee payable to UPC’s current manager under its existing management services agreement and to contribute C$6.7 million to UPC at closing, representing approximately 1% of UPC’s most recently calculated net asset value. The foregoing summary is qualified in its entirety by the provisions of the definitive agreement, a copy of which will be filed by UPC under its profile on SEDAR at www.sedar.com.

Stikeman Elliott LLP and Skadden, Arps, Slate, Meagher & Flom LLP are serving as legal counsel to Sprott Asset Management.

About Sprott

Sprott is a global leader in precious metal and real asset investments. With offices in Toronto, New York and London, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange under the symbol SII and Toronto Stock Exchange under the symbol SII. For more information, please visit www.sprott.com.

About WMC Energy

WMC Energy (“WMC”) is an independent physical commodity merchant and industrial asset development company focused on the low carbon energy sector. Through its expertise, WMC assists participants in the nuclear fuel and lithium-ion battery supply chain with their raw material needs and risk management. WMC sources, stores, finances and delivers physical commodities worldwide, and helps clients navigate these markets. For more information on WMC, please visit www.wmc-energy.com.

Forward Looking Statements

Certain information set forth in this press release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) under applicable securities laws, including, but not limited to, information relating to the exchange of UPC common shares for Sprott Physical Uranium Trust units; the expected benefits of the transaction, including with respect to global profile, trading liquidity and asset base growth; anticipated timing for the closing of the transaction; the objective to pursue a dual-listing; the satisfaction of closing conditions including, but not limited to, required shareholder approval; necessary court approval in connection with the arrangement, regulatory, securities commission and stock exchange approvals, and other customary conditions to closing, all of which are subject to risks, uncertainties and assumptions. Some of the forward-looking statements may be identified by words such as “will”, “estimates”, “expects” “anticipates”, “believes”, “projects”, “plans”, “capacity”, “hope”, “forecast”, “anticipate”, “could” and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties and assumptions. These risks, uncertainties and assumptions include, but are not limited to: the potential risk that the transaction will not be approved by UPC shareholders; failure to, in a timely manner, or at all, obtain the necessary court and other approvals for the arrangement; failure to receive any required regulatory, securities commission or stock exchange approvals; failure of the parties to otherwise satisfy the conditions to complete the arrangement; the possibility that the UPC board could receive an acquisition proposal and approve a superior proposal; the effect of the announcement of the transaction on UPC’s strategic relationships, operating results and business generally; significant transaction costs; and other customary risks associated with transactions of this nature. As a consequence, actual results in the future may differ materially from any forward-looking statement, forecast or projection, whether expressed or implied. Therefore, forward-looking statements should be considered carefully and undue reliance should not be placed on them. Please note that forward-looking statements in this news release reflect expectations as of the date hereof, and thus are subject to change thereafter. Sprott disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and those matters identified in the Risk Factors section and elsewhere in the most recent annual information form and annual MD&A of each of Sprott and UPC, which are available under their respective profiles on SEDAR at www.sedar.com and, in the case of Sprott, EDGAR at www.sec.gov.

Investor contacts:

Glen Williams

Managing Director

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com

Media contacts:

Dan Gagnier / Jeff Mathews

Gagnier Communications

(646) 569-5897

sprott@gagnierfc.com